

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 26, 2021

Dan L. Dearen
President and Chief Financial Officer
Axonics, Inc.
26 Technology Drive
Irvine, CA 92618

Re: Axonics, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2020
Filed March 1, 2021
Form 10-Q for the Quarterly Period Ended June 30, 2021
Filed August 5, 2021
File No. 001-38721

Dear Mr. Dearen:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended June 30, 2021

Condensed Consolidated Financial Statements
Condensed Consolidated Statements of Comprehensive Loss, page 2

1. Please revise future filings to separately disclose the cost of Bulkamid net revenue as required by Rule 5-03(a)2 of Regulation S-X.

Note 1. Nature of Operations and Summary of Significant Accounting Policies, page 8

2. Revise future filings to clarify if the revenue recognition policy related to the Bulkamid system is different from the policy related to the r-SNM System. In that regard, we see that the Bulkamid system is sold through a combination of a direct sales force and distributors in over 30 international markets around the world while the r-SNM System is

primarily sold through a direct sales force.

Note 8. Acquisition, page 20

3. Please reconcile the statement regarding the contingent consideration on page 22 that "to the extent that the forecast milestone achievements probabilities have changed and in accordance with ASC 805, the Company does not need to re-assess the initial fair value measurements" with the requirement in ASC 805-30-35-1 that contingent consideration classified as an asset or a liability should be remeasured to fair value at each reporting date until the contingency is resolved. Clarify your accounting for contingent consideration in subsequent accounting periods.

4. We note that you have not provided financial statements or pro forma financial information on Form 8-K for your acquisition of Contura Holdings Limited. Please provide us with the significant tests you performed to determine that this information was not required under Rule 3-05 and Article 11 of Regulation S-X.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Kristin Lochhead at (202)551-3664 or Brian Cascio, Branch Chief, at (202)551-3676 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences